Exhibit 4.142
(English Translation)
This Loan Agreement is entered into this 1st day of December 2002
By and Between:
Abengoa México S.A. (hereinafter referred to as the “Lender”) with registered and tax address at Bahía de Santa Barbara No. 174, Col. Verónica Anzures, Zip Code 11300 Mexico, D.F., holder of Federal Taxpayer Information Number [***], duly registered in the en el Public Companies Registry of the Federal District of Mexico in Mercantile Folio No. 111,785, and duly represented in this act by Mr. Norberto del Barrio Brun and Mr. Luis Luengo Morales in their capacity as power of attorney holders by virtue of a power of attorney registered in Public Instrument No. [***] of November 30, 1999 before Notary Public No. 55 of the Federal District of Mexico Mr. Juan Manuel García de Quevedo Cortina.
And:
Telvent Energía y Medio Ambiente, S.A. (hereinafter referred to as the “Borrower”) with registered and tax address at Bahía de Santa Barbara No. 174, Col. Verónica Anzures, Zip Code 11300 Mexico, D.F., holder of Federal Taxpayer Information Number [***], duly represented in this act by Mr. Luis Rancé Comes, in his capacity as legal representative of the Company. by virtue of a power of attorney registered in Public Instrument No. [***] of July 730, 2003 before Notary Public Mr. Juan Manuel García de Quevedo C. Registered in the Public Companies Registry of Mexico.
Both parties, in the capacity in which they act, mutually recognize they have sufficient legal capacity to freely enter into this agreement.
Recitals
I.	Whereas, due to cash-flow needs and in order to meet financial commitments in the performance of its business activity, the Borrower has requested the Lender to grant it a commercial current account loan, to which the latter has agreed;

II.	Whereas, the Lender undertakes to hand over to the Borrower the amounts the latter may request it for from the available funds mentioned hereinafter in order to meet its financial commitments within the quantitative limits set forth herein and conditional upon the terms and conditions likewise set forth herein, as well as the existence and availability of the Lender’s funds.

III.	The available funds mentioned in the preceding recital shall be made up of the drawing down of funds made by both the Borrower as well as other companies that are not a party to this Agreement but which are, however, bound by analogous agreements, as cash-flow surpluses, and shall be deposited into a single account whose sole holder shall be the Lender;
Now, Therefore, the parties have agreed to enter into this Loan Agreement after the necessary negotiations and to govern their mutual interests subject to the following:
Terms and Conditions
1.-	The Lender grants to and opens for the Borrower which accepts and receives, a current account loan up to the maximum amount of $10,000,000 US (ten million US Dollars).

The aforementioned amount may be freely modified, increased or reduced at any time at the initiative of either of the parties, as long as it has obtained the other party’s written consent.

Notwithstanding the foregoing, the hand over for draw downs to the Borrower shall be conditional upon the existence of sufficient available balances in the available fund at the moment of the Borrower’s request and upon the fact that such a request is truly due to certain needs to cover the Borrower’s financial commitments. The Borrower shall be obliged to solely draw down any amounts that it may need and to destine such amounts exclusively for the aforementioned purposes.

2.-	The drawdown of amounts by the Borrower shall require giving the Lender at least two working days’ prior notice.

3.-	The Lender shall deposit into a special account of the Borrower any sums the latter makes use of, and the reimbursements the latter may effectuate of the funds thus drawn shall be paid into the same account. The daily balance that thus results in the account shall yield interest in favor of the Lender at the interest rate agreed upon and set forth hereunder.

The parties agree that in the course of each quarter (hereinafter referred to as “periods”) they shall effectuate the relevant settlement in order to determine the resulting balance on account of the Borrower, which shall correspond to the amounts drawn down by the Borrower, subtracting any amounts the latter may have paid back, if any, and the interests applied for such items, as described in the following sections:

Interest rate: 3-month LIBOR rate

Interest periods: Quarterly

Applicable margin: Variable (0% to +6%)

4.-	The loan’s maximum date of maturity is set forth as December 31, 2003, with the loan maturing to said date, at which time any debit amounts owed for all items shall be paid back.

Nevertheless, this Agreement shall be construed to have been implicitly extended for annual periods if neither of the parties has given written notice of their intention not to extend it one week prior to the end of the Agreement’s initial term or any extension thereof.

5.-	The Borrower shall bear any kind of taxes, contributions and any costs that may arise as a result of this operation, as well as any that may result from its enforcement and collection.

6.-	The Lender may terminate this Agreement under the following circumstances:

a) Due to a breach by the Borrower of any of the clauses contained herein;

b)	Should the Borrower file for temporary receivership, creditors’ arrangements, bankruptcy or public insolvency.
Any of the grounds for this Agreement’s termination shall automatically give rise to the loan’s early maturity without the need for giving prior notice thereof. The Lender may require performance of such obligation or the termination of this Agreement, without prejudice to any other actions it may be entitled to under the Law.
7.-	Any disputes that may arise between the parties concerning the interpretation, fulfillment, performance, or total or partial termination of this Agreement shall be definitively resolved by arbitration under the Law pursuant to prevailing legislation on such matters at the place construed at the Borrower’s registered address. The arbitration award shall be firm and binding on the parties and may be enforced before any court holding jurisdiction in such respect.
In Whitness Whereof, the parties have set their hands on two copies of this Agreement on the date and in the place first mentioned above.
For Abengoa México, S.A.

/s/ Norberto del Barrio Brun Signed: Norberto del Barrio Brun	/s/ Luis Luengo Morales Luis Luengo Morales

For Telvent Energía y Medio Ambiente, S.A.

/s/ Luis Rancé Comes

Signed: Luis Rancé Comes